Exhibit 99.4

Geological, Geophysical and Petroleum Engineering Consultants

Executive Officers, Managers and Associates
K.H. Crowther*, B.S., P.Eng.,	M.W. Maughan, B.S.,	A. Kovaltchouk, M.Sc.,
President	P.Geol., C.P.G., V.P.,	P.Geol.
R.K. MacLeod*, B.S., P.Eng.,	Geoscience	B.M. MacKinnon, B.Eng.,
Executive V.P.	C.M.F. Galas, Ph.D.,	P.Eng.
J.L. Chipperfield*, B.Sc.,	P.Eng., Manager,	M.J. O’Blenes, M.Sc.,
P.Geol., Sr. V.P., Geoscience	Reservoir Studies	P.Eng.
H.J. Helwerda*, B.Sc., P.Eng.,	R. Gerritse, B.Sc.,	S.W. Pennell, B.Sc., Eng.
Sr. V.P., Engineering	Manager, Systems	L.M. Precul, M.Sc.,
R.N. Johnson*, B.Sc., P.Eng.,	B.F. Jose, M.Sc.,	P.Eng.
V.P., Engineering;	P.Geoph., Manager,	G.I. Sanden, B.Sc., P.Eng.
Corporate Secretary	Geoscience	M.W. Sargent, Ph.D.,
D.W.C. Ho*, B.A.Sc., P.Eng.,	C. P. Six, B.Sc., P.Eng.,	P.Geol.
V.P., Engineering	Manager, Engineering	P.C. Sidey, B.Sc., P.Eng.
G.D. Robinson*, B.Sc.,	D.W. Woods, B.Ed.,	N.T. Stewart, B.A.Sc.,
P.Eng., V.P., Engineering	B.Sc., P.Eng., Manager,	P.Eng.
D.J. Carsted*, CD, B.Sc.,	Engineering	G.D. Strother-Stewart,
P.Geol., V.P., Geoscience	D.R. Bates, B.Sc., P.Eng.	B.Sc., P.Geol.
K.P. McDonald, C.A.,	G.R. Finnis, B.Sc., P.Eng.	R.R. Warholm, B.Sc.,
Controller	H.J. Firla, B.S., P.Eng.	P.Eng.
	K. Ghaffari, M.Sc., P.Eng.	W.J. Waddell, B.Sc.,
	J. Hanko, B.Sc., P.Geol.	P.Geol.
	P.B. Jung, B.S., P.Eng.	T.K. Wong, B.Sc., P.Geol.

*Director

LETTER OF CONSENT

Ref.: 1808.16220

March 12, 2007

United States Securities and Exchange Commission

Re:                           Prospectus Supplement dated March 12, 2007 to the Registration Statement on Form F-9 dated November 27, 2006 (together, the “Prospectus”) of Canadian Natural Resources Limited (“CNRL”)

We are a firm of independent geological and petroleum engineering consultants of Calgary, Alberta having prepared a corporate evaluation report of CNRL entitled “Evaluation of the P&NG Reserves of Canadian Natural Resources Limited in North America (As of December 31, 2005) Based on Constant and Escalated Prices and Costs” (the “2005 Report”) of certain oil and gas properties of CNRL. The 2005 Report was for the year ended December 31, 2005.

We have also prepared a corporate evaluation report of CNRL entitled “Evaluation of the P&NG Reserves of Canadian Natural Resources Limited in North America (As of December 31, 2006) Based on Constant and Escalated Prices and Costs” (the “2006 Report”) of certain oil and gas properties of CNRL. The 2006 Report was dated March 1, 2007 and was for the year ended December 31, 2006.

We refer to the Prospectus relating to the offering of Debt Securities by CNRL and hereby consent to the reference to our firm under the heading “Experts”, to the use of our 2005 Report which is incorporated by reference in the Prospectus and to the references to the 2006 Report in the press release of CNRL dated March 7, 2007 (the “Press Release”), a portion of which is incorporated by reference in the Prospectus.

Sincerely,

Original signed by H. J. Helwerda, P.Eng.

Harry J. Helwerda, P.Eng.
Senior Vice-President, Engineering

900, 140 Fourth Ave SW; Calgary AB T2P 3N3 Canada; Tel: (403) 294-5500, Fax: (403) 294-5590

Toll Free: 1-877-777-6135

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